Exhibit 21

SUBSIDIARIES OF TRUSTCO BANK CORP NY

Trustco Bank	Federally chartered savings bank

ORE Subsidiary Corp.	New York corporation

Trustco Vermont Investment Company	Vermont corporation
(Subsidiary of Trustco Bank)

Trustco Realty Corp.	New York corporation
(Subsidiary of Trustco Vermont
Investment Company)

Each subsidiary does business under its own name. The activities of each are described in Part I, Item 1 of Form 10-K.